Sapphire Sky Boutique, LLC

Profit and Loss by Month

January - March, 2023

	JAN - MAR, 2023	TOTAL
Income	**$441,400.90**	**$441,400.90**
Cost of Goods Sold		
Cost of Goods Sold	198,717.34	$198,717.34
Total Cost of Goods Sold	**$198,717.34**	**$198,717.34**
GROSS PROFIT	**$242,683.56**	**$242,683.56**
Expenses		
Advertising & Marketing	44,246.78	$44,246.78
Bank Charges & Fees	6,737.81	$6,737.81
Insurance	839.00	$839.00
Interest Paid	3,639.89	$3,639.89
Job Supplies	6,107.59	$6,107.59
Office Supplies & Software	13,707.50	$13,707.50
Payroll - Federal and State	5,262.92	$5,262.92
Payroll - Health Insurance Premium	4,527.54	$4,527.54
Rent & Lease	18,885.00	$18,885.00
Repairs & Maintenance	97.43	$97.43
Salary & Wages	28,243.71	$28,243.71
Shipping	38,807.71	$38,807.71
Taxes Paid - Sales Tax	8,526.33	$8,526.33
Utilities	4,579.98	$4,579.98
Total Expenses	**$184,209.19**	**$184,209.19**
NET OPERATING INCOME	**$58,474.37**	**$58,474.37**
Other Expenses		
Other Miscellaneous Expense	6.48	$6.48
Total Other Expenses	**$6.48**	**$6.48**
NET OTHER INCOME	**$ -6.48**	**$ -6.48**
NET INCOME	**$58,467.89**	**$58,467.89**

Sapphire Sky Boutique, LLC

Balance Sheet

As of March 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk - 5484 (5484)	66,032.40
Closed Bank Of America Account	0.00
Total Bank Accounts	**$66,032.40**
Other Current Assets	
Inventory	139,440.46
Total Other Current Assets	**$139,440.46**
Total Current Assets	**$205,472.86**
Fixed Assets	
Machinery & Equipment	123,294.08
Total Fixed Assets	**$123,294.08**
TOTAL ASSETS	**$328,766.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$130,187.20**
Long-Term Liabilities	**$69,497.01**
Total Liabilities	**$199,684.21**
Equity	**$129,082.73**
TOTAL LIABILITIES AND EQUITY	**$328,766.94**

Sapphire Sky Boutique, LLC

Statement of Cash Flows
January - March, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	58,467.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	150,493.68
Discover Credit Card	-257.22
Loan Payable - Business Backer	-43,677.40
Loan Payable - Everest	-21,081.52
Loan Payable - Fratello Capital	-4,823.70
Loan Payable - Kickfurther Inv. Loan	-44,000.00
loan Payable - National Funding Loan	-21,201.70
Loan Payable - On Deck Line of Credit	-15,342.33
Loan Payable - Owner Loan	-4,442.78
loan Payable - PayPal WC 3	-28,962.06
Loan Payable - PP Term	-26,932.56
Loan Payable - Slate	-33,833.14
Loan Payable - Stripe WC	76,490.64
Loan Payable - Vox	-22,445.00
Payroll Tax Liabilities	699.44
Rapid - LOC	-7,346.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-46,662.47**
Net cash provided by operating activities	**$11,805.42**
INVESTING ACTIVITIES	
Machinery & Equipment	-2,340.27
Net cash provided by investing activities	**$ -2,340.27**
FINANCING ACTIVITIES	
Equipment Financing - Commercial Printer	-1,823.10
Equipment Financing - Warehouse Equipment	-1,170.18
Equipment Financing - Warehouse Equipment Racks	-713.58
Net cash provided by financing activities	**$ -3,706.86**
NET CASH INCREASE FOR PERIOD	**$5,758.29**
Cash at beginning of period	60,274.11
CASH AT END OF PERIOD	**$66,032.40**